Exhibit 99.2:

RNS Number : 2188Y

Unilever PLC

04 December 2017

UNILEVER COMPLETES €5 BILLION SHARE BUYBACK PROGRAMME

London/Rotterdam, December 4th, 2017 - Unilever announces the completion of its €5 billion share buyback programme. Between May 19th and December 1st, 2017, 50,250,099 Unilever N.V. shares and 51,692,284 Unilever PLC shares were repurchased.

Unilever contacts

For more information, please contact:

Treeva Fenwick +44 779 903 3391 Treeva.Fenwick@unilever.com	Fleur Van-Bruggen +31 615 008 293 Fleur-van.bruggen@unilever.com

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Cautionary Statement regarding Forward-Looking Statements

This announcement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as 'will', 'expects', 'considers' or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group ("Unilever" or the "Unilever Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.  These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

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